EXHIBIT 99.1

Nouveau Monde Announces Appointment of Joint Financial Advisors for Matawinie Project

  Joint financial advisors appointed to assist with the structuring and securing of project financing for the construction and development of Nouveau Monde’s flagship Matawinie Graphite Mining project in Québec, Canada.
  Focus is on accessing international debt finance via Export Credit Agencies, a secure, lower cost form of long-term capital.

MONTRÉAL, July 21, 2021 (GLOBE NEWSWIRE) -- Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV : NOU; Frankfurt : NM9A) has appointed SD Capital Advisory Limited (“SDCA”) and GKB Ventures Limited (“GKB”) as joint financial advisors to assist it with the structuring and arranging of project financing, with a focus on Export Credit Agencies (“ECA”), for the development of the Company’s flagship Matawinie Graphite Mining project in Québec, Canada.

SDCA is a London-based independent financial boutique which focuses on securing project finance for corporates and mining/resources companies in developed and frontier markets. The firm specialises in strategic business advisory, financial modelling and credit analysis. The team consists of experienced finance professionals with major multinational, banking and emerging markets experience that is complemented by geological and process engineering expertise.

GKB is an independent consultancy helping clients to secure cross-border transactions and access international finance via ECAs. GKB delivers knowledge and access to government-supported schemes, including ECA financing, creating bespoke solutions which are scaleable for the long term.

Eric Desaulniers, President and CEO of Nouveau Monde, explained: “With the commencement of construction activities at our Matawinie property, we have a clear roadmap to building, commissioning and delivering what is projected to be the largest North American graphite operation. SDCA and GKB will help further refine our project financing parameters and assist us to gain access to international debt finance, a strategic step in developing a sound capital structure that supports our long-term growth.”

In a joint statement, David Buckle, Chairman of SDCA, and Gabriel Buck, Managing Director of GKB, said: “We are attracted by the exceptionally strong characteristics of the Matawinie Project and Nouveau Monde’s industry-leading ESG characteristics using sustainable and innovative development measures and commitment to a tailor-made climate action plan. The global electrification and clean energy transition is well underway and the strategically located Matawinie Project is well positioned to provide a responsibly sourced, carbon-neutral product to help meet this burgeoning demand.”

About Nouveau Monde
Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of green battery anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Media	Investors
Julie Paquet VP Communications & ESG Strategy Nouveau Monde +1-450-757-8905 #140 jpaquet@nouveaumonde.ca	Christina Lalli Director, Investor Relations Nouveau Monde +1-438-399-8665 clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information
All statements, other than statements of historical fact, contained in this press release including, but not limited to those related to the potential project financing and involvement of ECAs, the Company’s objective of developing the largest North American graphite operation, the intended results and the timeline of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group